SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02023525

UAL AUDITED REPORT FORM X-17A-5 PART III

Vf
7-31-02

SEC FILE NUMBER
8- 30673

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 6 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Liberties Securities, Inc.
D/B/A First Liberties Financial

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8211 5th Avenue
(No. and Street)

Brooklyn (City) New York (State) 11209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Reichenthal (718) 748-3250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Biron, Milton
(Name — *if individual, state last, first, middle name*)

1092 Beach 12th Street (Address) Far Rockaway (City) New York (State) 11691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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7-31-02

OATH OR AFFIRMATION

I, Harvey Reichenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Financial, as of December 31, 2001, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARTHA SIGNORILE
Notary Public, State of New York
Qualified in Kings County
No. 01SI4807083
Commission Expires Oct. 31, 2002

Martha Signorile
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LIBERTIES SECURITIES, INC

D/B/A/ FIRST LIBERTIES FINANCIAL

FINANCIAL STATEMENTS

DECEMBER 31,2001

MILTON BIRON
CERTIFIED PUBLIC ACCOUNTANT

1092 BEACH 12TH STREET
FAR ROCKAWAY, N.Y 11691

FIRST LIBERTIES SECURITIES, INC.
D/B/A/ FIRST LIBERTIES FINANCIAL
FINANCIAL STATMENTS

INDEX

	PAGE
Financial Statements	1
	2
Index	
Accountants Audit Report	3
Statement of Financial Position	4
Statement of Operations	5
Statement of Retained Earnings	6
Statement of Cash Flow	7
Notes to financial Statement	8-9
Information relating to the Possession or Control Requirements	10
Computation of Net Capital	11
Computation for Determination of Reserve	12
Stockholders Equity	13
Reconciliation between Net Capital and 15c3-3 Reserve Reqirements	13
Statement of the adequacy of the accounting system	13

MILTON BIRON
CERTIFIED PUBLIC ACCOUNTANT
1092 BEACH 12TH STREET
FAR ROCKAWAY, N.Y. 11691

FA 7-3477

First Liberties Securities, Inc.
D/B/A First Liberties Financial
8211 5th Avenue
Brooklyn, New York 11209

I have examined the statement of financial position of First Liberties Securities, Inc. as of December 31, 2001 and the related statements of operations, retained earnings, and statement of changes in financial position for the period Jan. 1, 2001 to December 31, 2001 My examination was made in accordance with generally accepted auditing standards and, accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of First Liberties Securities, Inc. and changes in financial position, as of December 31, 2001 and the results of its operations for the period then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This information has beeen subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milton Biron

Milton Biron
Certified Public Accountant
Far Rockaway, New York 11691
January 31, 2002

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL POSITION
DECEMBER 31,2001

ASSETS

CURRENT ASSETS		
Cash	3,268	
Commissions Receivable (Note 2)	7,911	
Interest Receivable	76	
Marketable Securities at Market Value (Note 3)	382,120	
Total Current Assets		393,375
PROPERTY, PLANT, AND EQUIPMENT, net of Accumulated Depreciation of 3,015 (Note 4)	0	
OTHER ASSET --Deposit (Note 5) 25,000		
NASD PRIVATE PLACEMENT		20,100
TOTAL ASSETS		438,475

LIABILITIES & EQUITY

CURRENT LIABILITIES		
Accounts Payable	175,728	
Total Current Liabilities		175,728
EQUITY		
Common Stock (1,000 shares par $10.00 authorized, issued and outstanding)	10,000	
Additional Paid In Capital	25,000	
Retained Earnings	227,747	
Total Equity		262,747
TOTAL LIABILITIES & EQUITY		438,475

SEE ACCOUNTANT'S EXAMINATION REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENTS OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2001

INCOME		181,773
COSTS AND EXPENSES		
Corporate taxes	1,213	
Commissions	53,847	
Promotions	1,289	
Repairs & maintenance	4,958	
Margin interest	11	
Bank charges	73	
Licenses & Fees	2,132	
Insurance	13,254	
Communications	12,385	
Utilities	5,580	
Rent	4,094	
Office	4,467	
Professional	1,600	
Postage	182	
Total Costs and Expenses		105,085
NET INCOME		76,688

SEE ACCOUNTANT'S EXAMINATION REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED DECEMBER 31, 2001

RETAINED EARNINGS, December 31, 1999		151,059
NET INCOME		76,688
RETAINED EARNINGS, December 31, 2000	227,747	

SEE ACCOUNTANT'S EXAMINATION REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF CASH FLOW
DECEMBER 31, 2001

SOURCES OF FUNDS		
Net Profit	76,688	
USES OF FUNDS	0	
NET INCREASE IN WORKING CAPITAL		76,688

CHANGES IN WORKING CAPITAL BY COMPONENT
CURRENT ASSETS INCREASE (DECREASE)

Cash	(61,211)	
Commissions Receivable	4,647	
Interest Receivable	(140)	
Marketable Securities	210,898	
Total Change in Current Assets		154,194

CURRENT LIABILITIES (INCREASE) DECREASE

Accounts Payable	(77,506)	
Total Change in Current Liabilities		(77,506)
NET INCREASE IN WORKING CAPITAL		76,688

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2001

NOTE 1- ACCOUNTING POLICIES

A summary of significant accounting policies follows:

THE COMPANY- First Liberties Securities, Inc. was incorporated in New York State on October 5, 1983. The corporation is 100 % owned by Harvey Reichenthal. The firm's major activity is Investment Brokerage.

MARKETABLE SECURITIES- Marketable securities are valued at the lower of cost or market value.

METHOD OF ACCOUNTING- The accompanying financial statements are prepared on the accrual basis of accounting.

ALLOWANCE FOR BAD DEBTS- Since its inception the company has not had any bad debts.

NOTE 2 - COMMISSIONS RECEIVABLE

The commissions receivable represent monies due from various customers. None of the receivables were greater than thirty days old.

NOTE 3- MARKETABLE SECURITIES

At December 31, 2001 the market value of current marketable equity securities increased from their aggregate cost by $133,425.77. Results of operations for 2001 included a net unrealized gain in that amount.

SEE ACCOUNTANT'S EXAMINATION REPORT AND
ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
DECEMBER 31,2001

NOTE 4- FIXED ASSETS

Office Furniture and Equipment cost $3015 and was fully depreciated over a 3 year estimated useful life.

NOTE 5- DEPOSIT

Deposit consists of the following :

PERSHING- a division of Donaldson, Lufkin & Jenrette Securities Corporation- Security Dealers	25,000

NOTE 6- LEASING ARRANGEMENTS

The Company conducts its business from facilities owned by the Corporation's President, Harvey Reichenthal. Rent expense for the twelve months ended December 31, 2000 was $4,094

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIRMENTS
DECEMBER 31, 2001

First Liberties Securities, Inc. activities are limited under k2b. First Liberties Financial acts as a introducing broker or dealer and forwards all transactions of its customers to a clearing broker (Pershing) or dealer on a fully disclosed basis, provided that such clearing broker or dealer reflects such transactions on its books and records in accounts it carries in the names of such customers and that introducing broker or dealer does not hold funds or securities for, or owe funds or securities to customers other than funds and securities promptly forwarded to the clearing broker or dealer of the customer.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF NET CAPITAL
DECEMBER 31,2001

Total Ownership Equity From Statement of Financial Condition	262,747
Deduct Ownership Equity Not Allowable for Net Capital	0
Total Ownership Equity Qualified for Net Capital	262,747
Less: Total Nonallowable Assets	0
Less : Total Haircut	72,880
NET CAPITAL	189,867

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31,2001

Minimum Net Capital Required (6 2/3% of indebtedness) 6,541	11,715
Minimum Dollar Net Capital Requirement of reporting broker or dealer	100,000
Net Capital Required (greater of the above)	100,000
Excess Net Capital (net Capital Less Net Capital Requirements)	89,867
Excess of Net Capital at 1000%. (net Capital Less 10% of total indebtedness)	172,294

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
DECEMBER 31,2001

Stockholders Equity, December 31, 1999	186,059
Net Profit for 2000	76,688
Stockholders Equity, December 31,2000	262,747

RECONCILIATION BETWEEN NET CAPITAL AND 15C3-3 RESERVE REQUIREMENTS

There exists no material difference between the audited computation of Net Capital and ther computation of 15c3-3 Reserve Requirements.

STATEMENT OF THE ADEQUACY OF THE ACCOUNTING SYSTEMS

There exists no material inadequacy in the Accounting System, Internal Accounting Control, and Procedures for Safeguarding Securities.